PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-158385
Dated September 27, 2010



Optimization

$10,133,960 HSBC USA Inc. Optimization Securities with Contingent Return Linked to the S&P 500® Index due March 30, 2012

Investment Description

These HSBC USA Inc. Optimization Securities with Contingent Return linked to the S&P 500® Index are senior unsecured debt securities issued by HSBC USA Inc., ("HSBC") which we refer to as the "Securities". The amount you receive at maturity is based on the performance of the S&P 500® Index (the "Index") and on whether the Index Ending Level is below the specified Trigger Level, which is 80% of the Index Starting Level. If the Index Return is equal to or greater than the Trigger Level, at maturity you will receive the Principal Amount plus a return equal to the greater of (i) the Contingent Return of 9.00% and (ii) the Index Return up to the Maximum Gain of 20.00%. If the Index Ending Level is below the Trigger Level, you will receive the Principal Amount reduced by 1% for every 1% by which the Index Ending Level is less than the Index Starting Level. You will not receive interest or dividend payments during the term of the Securities. **Investing in the Securities involves significant risks. You will lose some or all of your Principal Amount if the Index Ending Level is below the Trigger Level. The contingent return feature applies only if you hold the Securities to maturity. Any payment on the Securities is subject to the creditworthiness of HSBC.**

Features

❑ **Tactical Investment Opportunity:** At maturity, the Securities provide a minimum return of 9.00% as long as the Index has not declined by more than 20.00% (as measured from the trade date to the final valuation date).

❑ **Contingent Return Feature:** If you hold the Securities to maturity and the Index Ending Level is equal to or greater than the Trigger Level, the Securities provide a minimum return equal to the Contingent Return. The Securities also provide an opportunity for participation in any positive Index Return that exceeds the Contingent Return up to the Maximum Gain of 20.00%. If the Index Ending Level is below the Trigger Level, you will lose the benefit of the Contingent Return, and you will be fully exposed to the negative Index Return.

Key Dates

Trade Date	September 27, 2010
Settlement Date	September 30, 2010
Final Valuation Date[1]	March 26, 2012
Maturity Date[1]	March 30, 2012

[1] Subject to postponement in the event of a market disruption event.

Security Offerings

HSBC USA Inc. is offering Optimization Securities with Contingent Return linked to the S&P 500® Index. The return of the Securities is subject to, and will in no event exceed, the predetermined Maximum Gain of 20.00% and, accordingly, any return at maturity will not exceed the specified Maximum Gain. The Securities are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof.

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this pricing supplement. The Securities offered will have the terms specified in the accompanying prospectus dated April 2, 2009, the accompanying prospectus supplement dated April 9, 2009, the accompanying underlying supplement no. 1, dated January 8, 2010 and the terms set forth herein. See "Key Risks" beginning on page 6 of this pricing supplement and the more detailed "Risk Factors" beginning on page US1-1 of the accompanying underlying supplement no. 1 and beginning on page S-3 of the accompanying prospectus supplement for risks related to the Securities.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement no. 1, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and involve investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement for a description of the distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Issuer
Per Security	$10.00	$0.20	$9.80
Total	$10,133,960	$202,679.20	$9,931,280.80

UBS Financial Services Inc.   **HSBC USA Inc.**

Additional Information about HSBC USA Inc. and the Securities

This pricing supplement relates to the offering of Securities linked to the Index identified on the cover page. The Index described in this pricing supplement is a reference asset as defined in underlying supplement no. 1 and the prospectus supplement, and the Securities being offered hereby are "notes" for purposes of underlying supplement no. 1 and the prospectus supplement. As a purchaser of a Security, you will acquire an investment instrument linked to the Index. Although the Security offering relates to the Index identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Index, or as to the suitability of an investment in the Securities.

You should read this document together with the underlying supplement no. 1 dated January 8, 2010, the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying underlying supplement no. 1, prospectus supplement or prospectus, the terms described in this pricing supplement will control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 of this pricing supplement and in "Risk Factors" beginning on page US1-1 of the underlying supplement no. 1 and beginning on page S-3 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

HSBC has filed a registration statement (including underlying supplement no. 1, a prospectus and prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read underlying supplement no. 1, the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the underlying supplement no. 1, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Underlying supplement No. 1 dated January 8, 2010:
  http://www.sec.gov/Archives/edgar/data/83246/000114420410001030/v170879_424b2.htm
- Prospectus supplement dated April 9, 2009:
  www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- Prospectus dated April 2, 2009:
  www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

As used herein, references to "HSBC", "we", "the issuer", "us" and "our" are to HSBC USA Inc. References to the "underlying supplement no. 1" mean the underlying supplement no. 1 dated January 8, 2010, references to "prospectus supplement" mean the prospectus supplement dated April 9, 2009 and references to "accompanying prospectus" mean the HSBC prospectus dated April 2, 2009.

Investor Suitability

The Securities may be suitable for you if:	The Securities may not be suitable for you if:
◆ You believe the Index will maintain its value or increase over the term of the Securities, but that any increase is unlikely to exceed the Maximum Gain.	◆ You believe the increase in the level of the Index will be more than moderate over the term of the Securities – meaning that such an increase is likely to exceed the Maximum Gain indicated herein at maturity.
◆ You are willing to invest in the Securities based on the Contingent Return of 9.00% and the Maximum Gain of 20.00%.	◆ You believe the level of the Index will decrease over the term of the Securities beyond the Trigger Level or that any increase in the level of the Index will not be sufficient to provide you with your desired return.
◆ You are willing to hold the Securities to maturity, a term of 18 months.	◆ You are not willing to make an investment that is exposed to the full downside performance of the Index.
◆ You are willing to expose your principal to the full downside performance of the Index if the Index Ending Level is below the Trigger Level on the final valuation date.	◆ You are unable or unwilling to hold the Securities to maturity.
◆ You are willing to forgo dividends or other distributions paid on the stocks included in the Index in exchange for (i) returns subject to the Maximum Gain if the Index appreciates above the Contingent Return and (ii) the Contingent Return if the Index depreciates but is not below the Trigger Level on the final valuation date.	◆ You seek an investment that is 100% principal protected.
	◆ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
◆ You do not seek current income from this investment.	◆ You prefer to receive dividends or other distributions paid on stocks included in the Index.
◆ You do not seek an investment for which there is an active secondary market.	◆ You seek current income from this investment.
◆ You are comfortable with the creditworthiness of HSBC, as issuer of the Securities.	◆ You seek an investment for which there will be an active secondary market.
	◆ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the Securities.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" beginning on page 6 of this pricing supplement and the more detailed "Risk Factors" beginning on page US1-1 of the underlying supplement no. 1 and beginning on page S-3 of the accompanying prospectus supplement.

Final Terms	
Issuer	HSBC USA Inc.
Principal Amount	$10 per Security
Term	18 months
Index	S&P 500® Index
Payment at Maturity (per $10 Security)[1]	You will receive a cash Payment at Maturity linked to the performance of the Index during the term of the Securities. **If the Index Return is greater than the Contingent Return,** you will receive the sum of (a) the Principal Amount plus (b) the Index Return, up to the Maximum Gain, calculated as follows, the lesser of: (A) $10 + [$10 × the Index Return] and (B) $10 + [$10 × the Maximum Gain]. **If the Index Return is equal to or less than the Contingent Return and the Index Ending Level is at or above the Trigger Level,** you will receive the sum of (a) the Principal Amount plus (b) the Contingent Return, calculated as follows: $10 + [$10 × the Contingent Return]. **If the Index Ending Level is below the Trigger Level,** you will receive the sum of (a) the Principal Amount plus (b) the product of (i) the Principal Amount multiplied by (ii) the Index Return, calculated as follows: $10 + [$10 × Index Return]. ***In this case the contingent return is lost, and you will lose some or all of your Principal Amount.***
Trigger Level	913.73, which is 80% of the Index Starting Level.
Contingent Return	9.00%
Maximum Gain	20.00%
Index Return	Index Ending Level – Index Starting Level / Index Starting Level
Index Starting Level	1,142.16, which is the Closing Level on the trade date.
Index Ending Level	The Closing Level on the final valuation date.
Closing Level	The Closing Level on any scheduled trading day will be the Closing Level of the Index on such scheduled trading day as determined by the Calculation Agent based upon the value displayed on Bloomberg Professional® service page "SPX <INDEX>"or any successor page on Bloomberg Professional® service or any successor service as applicable.
CUSIP / ISIN	40432R633 / US40432R6339
Calculation Agent	HSBC USA Inc., or one of its affiliates.
Trustee	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.
Paying Agent	HSBC Bank USA, N.A. will act as paying agent with respect to the Securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Determining Payment at Maturity



Is the Index Return greater than the Contingent Return?

Yes → Final Valuation Date

For each $10 invested, at maturity, you will receive a cash payment equal to the sum of (a) the Principal Amount plus (b) the product of (i) the Principal Amount multiplied by (ii) the Index Return, up to the Maximum Gain of 20.00%. Accordingly, if the Index Return is greater than the Contingent Return, you will receive the lesser of:

(A) $10 + [$10 × Index Return] and

(B) $10 + [$10 × Maximum Gain]

No ↓

Is the Index Ending Level equal to or above the Trigger Level ?

Yes →

For each $10 invested, at maturity, you will receive a cash payment equal to the sum of (a) the Principal Amount plus (b) the product of (i) the Principal Amount multiplied by (ii) the Contingent Return of 9.00%. Accordingly, if the Index Return is greater than or equal to the Trigger Level, your Payment at Maturity will be calculated as follows:

$10 + [$10 × Contingent Return]

No ↓

For each $10 invested, you will receive an amount equal to the sum of (a) the Principal Amount plus (b) the product of (i) the Principal Amount multiplied by (ii) the Index Return. Accordingly, for each $10 invested, your Payment at Maturity will be calculated as follows:

$10 + [$10 × Index Return]

If the Index Ending Level is below the Trigger Level on the final valuation date, the contingent return is lost and your Principal Amount will be fully exposed to any decline in the Index. As a result, you will lose some or all of your Principal Amount at maturity.

---

[1] Payment at Maturity and any principal protection is provided by HSBC USA Inc., and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when come due.

What are the tax consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the Securities), more than 5% of any entity included in the Index. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, HSBC's special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid forward or other executory contracts with respect to the Index. HSBC intends to treat the Securities consistent with this approach, and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and HSBC intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

HSBC will not attempt to ascertain whether any of the entities whose stock is included in the Index would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Index were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Index and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Index is or becomes a PFIC or a USRPHC.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement) of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the Index Ending Level relative to the Index Starting Level. The Index Ending Level on the final valuation date cannot be predicted. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Index. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $10.00 Security reflecting the following:

Investment term:	18 months
Index Starting Level:	1,142.16
Trigger Level:	913.73 (80.00% of the Index Starting Level)
Contingent Return:	9.00%
Maximum Gain:	20.00%

Example 1— **The level of the Index increases from an Index Starting Level of 1,142.16 to an Index Ending Level of 1,313.48.** The Index Return is greater than zero and expressed as a formula:

Index Return = (1,313.48 - 1,142.16) / 1,142.16 = 15.00%

Because the Index Return is greater than the Contingent Return, the Payment at Maturity for each $10 Principal Amount of Securities is calculated as follows,

the lesser of:

(A) $10.00 + [$10.00 × Index Return], and

(B) $10.00 + [$10.00 × the Maximum Gain]

= the lesser of (A) $10.00 + [$10.00 × 15.00%] and (B) $10.00 + [$10.00 × 20.00%]

=$10.00 + [$10.00 × 15.00%]

=$10.00 + $1.50

=$11.50

Example 2— **The level of the Index increases from an Index Starting Level of 1,142.16 to an Index Ending Level of 1,656.13.** The Index Return is greater than zero and expressed as a formula:

Index Return = (1,656.13 – 1,142.16) / 1,142.16 = 45.00%

Because the Index Return is greater than the Contingent Return, the Payment at Maturity for each $10 Principal Amount of Securities is calculated as follows,

the lesser of:

(A) $10.00 + [$10.00 × Index Return], and

(B) $10.00 + [$10.00 × the Maximum Gain]

= the lesser of (A) $10.00 + [$10.00 × 45.00%] and (B) $10.00 + [$10.00 × 20.00%]

=$10.00 + [$10.00 × 20.00%]

=$10.00 + $2.00

=$12.00

Example 3— **The level of the Index increases from an Index Starting Level of 1,142.16 to an Index Ending Level of 1,199.27.** The Index Return is greater than zero and expressed as the formula:

Index Return = (1,199.27 - 1,142.16) / 1,142.16 = 5.00%

Because the Index Return is less than the Contingent Return, and the Index Ending Level is at or above the Trigger Level, the Payment at Maturity for each $10 Principal Amount of Securities is calculated as follows:

$10.00 + [$10.00 × the Contingent Return]

=$10.00 + [$10.00 × 9.00%]

=$10.00 + $0.90

=$10.90

Example 4— **The level of the Index decreases from an Index Starting Level of 1,142.16 to an Index Ending Level of 1,027.94.** The Index Return is less than zero and expressed as the formula:

Index Return = (1,027.94 - 1,142.16) / 1,142.16 = -10.00%

Because the Index Return is less than the Contingent Return, and the Index Ending Level is at or above the Trigger Level, the Payment at Maturity for each $10 Principal Amount of Securities is calculated as follows:

$10.00 + [$10.00 × the Contingent Return]

=$10.00 + [$10.00 × 9.00%]

=$10.00 + $0.90

=$10.90

Example 5— **The level of the Index decreases from an Index Starting Level of 1,142.16 to an Index Ending Level of 456.86.** The Index Return is less than zero and is expressed as a formula:

Index Return = (456.86 - 1,142.16) / 1,142.16 = -60.00%

Because the Index Ending Level is below the Trigger Level, the investor loses the contingent principal protection and is fully exposed to any decline in the Index Ending Level relative to the Index Starting Level. The Payment at Maturity for each $10 Principal Amount of Securities is calculated as follows:

$10.00 + [$10.00 × Index Return]

=$10.00 + [$10.00 × -60.00%]

=$10.00 + [-$6.00]

=$4.00

If the Index Ending Level is below the Trigger Level on the final valuation date, investors are fully exposed to any decline of the Index and will lose some or all of their principal at maturity.

Scenario Analysis – hypothetical Payment at Maturity for each $10.00 Principal Amount of Securities

Hypothetical Index Ending Level	Hypothetical Index Return	Hypothetical Return on Securities	Hypothetical Payment at Maturity
2,284.32	100.00%	20.00%	$12.00
2,170.10	90.00%	20.00%	$12.00
2,055.89	80.00%	20.00%	$12.00
1,941.67	70.00%	20.00%	$12.00
1,827.46	60.00%	20.00%	$12.00
1,713.24	50.00%	20.00%	$12.00
1,599.02	40.00%	20.00%	$12.00
1,484.81	30.00%	20.00%	$12.00
1,370.59	20.00%	20.00%	$12.00
1,313.48	15.00%	15.00%	$11.50
1,256.38	10.00%	10.00%	$11.00
1,244.95	9.00%	9.00%	$10.90
1,199.27	5.00%	9.00%	$10.90
1,142.16	0.00%	9.00%	$10.90
1,085.05	-5.00%	9.00%	$10.90
1,027.94	-10.00%	9.00%	$10.90
913.73	-20.00%	9.00%	$10.90
799.51	-30.00%	-30.00%	$7.00
685.30	-40.00%	-40.00%	$6.00
571.08	-50.00%	-50.00%	$5.00
456.86	-60.00%	-60.00%	$4.00
342.65	-70.00%	-70.00%	$3.00
228.43	-80.00%	-80.00%	$2.00
114.22	-90.00%	-90.00%	$1.00
0.00	-100.00%	-100.00%	$0.00

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but you are urged to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying underlying supplement no. 1 and the accompanying prospectus supplement. You are also urged to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦ **You May Lose Up to 100% of Your Initial Investment** – The Securities do not guarantee any return of principal at maturity. We will not pay you 100% of your Principal Amount at maturity if the Index Ending Level is below the Trigger Level. In that case, we will deliver to you at maturity an amount in cash equal to your Principal Amount reduced by the Index Return. This amount will be less than 100% of the Principal Amount of your Securities and you will be exposed to the full downside risk of the Index. **Accordingly, you may lose some or all of your initial investment if the Index Ending Level is below the Trigger Level.**

♦ **Certain Built-in Costs are Likely to Adversely Affect the Value of the Securities Prior to Maturity** – You should be willing to hold your Securities to maturity. The Securities are not designed to be short-term trading instruments. The price at which you will be able to sell your Securities to HSBC, its affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the Principal Amount of the Securities, even in cases where the Index has appreciated since the trade date.

♦ **The Securities are Subject to the Credit Risk of the Issuer** – The Securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive the contingent principal protection or any other amounts owed to you under the terms of the Securities.

♦ **Maximum Gain** – You will not participate in any appreciation in the level of the Index beyond the Maximum Gain of 20.00%. YOU WILL NOT RECEIVE A RETURN ON THE SECURITIES GREATER THAN THE MAXIMUM GAIN.

♦ **The Contingent Return Applies Only if You Hold the Securities to Maturity** – You should be willing to hold the Securities to maturity. If you sell your Securities prior to maturity in the secondary market, you may have to sell them at a discount and your initial investment will not be protected.

♦ **No Periodic Interest or Dividend Payments or Voting Rights** – As a holder of the Securities, you will not receive periodic interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of stocks comprising the Index would have.

♦ **Price Prior to Maturity** – The market price of the Securities will be influenced by many factors including the level of the Index, price volatilities, dividends, the time remaining to maturity of the Securities, interest rates, geopolitical conditions, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.

♦ **Potential HSBC Impact on Price** – Trading or transactions by HSBC or its affiliates in the stocks comprising the Index or in futures, options, exchange-traded funds or other derivative products on stocks comprising the Index or the Index itself, may adversely affect the market value of the stocks comprising the Index and the level of the Index, and, therefore, the market value of your Securities.

♦ **Lack of Liquidity** – The Securities will not be listed on any securities exchange or quotation system. One of HSBC's affiliates intends to offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market making activities at any time and without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which one of HSBC's affiliates is willing to buy the Securities, which will exclude any fees or commissions you paid when you purchased the Securities.

♦ **Potential Conflict of Interest** – HSBC or its affiliates may engage in business with the issuers of the stocks comprising the Index, which may present a conflict between the obligations of HSBC and you, as a holder of the Securities. The Calculation Agent, which may be HSBC or any of its affiliates, will determine the Payment at Maturity based on the observed Index Ending Level. The Calculation Agent can postpone the determination of the Index Ending Level or the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates –** HSBC, UBS Financial Services Inc., or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the stocks included in the Index or the level of the Index, and therefore, the market value of the Securities.

♦ **The Securities are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Securities.

♦ **Uncertain Tax Treatment** – There is no direct legal authority as to the proper tax treatment of the Securities, and therefore significant aspects of the tax treatment of the Securities are uncertain as to both the timing and character of any inclusion in income in respect of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid forward or other executory contracts with respect to the Index. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement) of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a Security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement.

The S&P 500® Index

Description of the Index

HSBC has derived all information relating to the Index, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor's Financial Services LLC ("S&P"). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the Index at any time.

S&P publishes the Index.

The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Index, discussed below in further detail, is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. S&P chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which S&P uses as an assumed model for the composition of the total market. S&P may from time to time in its sole discretion, add companies to or delete companies from, the Index to achieve these objectives.
Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main industry groups comprise the Index: Information Technology, Financials, Consumer Staples, Health Care, Energy, Industrials, Consumer Discretionary, Utilities, Materials and Telecommunication Services. Changes in the Index are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service under the symbol "SPX" and on the S&P website. Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this document.
The Index does not reflect the payment of dividends on the stocks included in the Index and therefore the payment on the Securities will not produce the same return you would receive if you were able to purchase such underlying stocks and hold them until the Stated Maturity Date.

Computation of the Index

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock. In March 2004, S&P announced that it would transition the Index to float-adjusted market capitalization weights. The transition began in March 2005 and was completed in September 2005. S&P's criteria for selecting stock for the Index was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the Index (i.e., its Market Value). Currently, S&P calculates the Index based on the total float-adjusted market capitalization of each component stock, where each stock's weight in the Index is proportional to its float-adjusted Market Value.

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;
- holdings by government entities, including all levels of government in the U.S. or foreign countries; and
- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by an Index divisor (the "Divisor"). For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this pricing supplement, the Index is also calculated using a base-weighted aggregate methodology: the level of the Index reflects the total Market Value of all the component stocks relative to the Index base period of 1941-43. The daily calculation of the Index is computed by dividing the Market Value of the Index component stocks by a Divisor, which is adjusted from time to time as discussed below.

The simplest capitalization weighted index can be thought of as a portfolio consisting of all available shares of the stocks in the index. While this might track this portfolio's value in dollar terms, it would probably yield an unwieldy number in the trillions. Therefore, the actual number used in the Index is scaled to a more easily handled number, currently in the thousands, by dividing the portfolio Market Value by the Divisor.

Ongoing maintenance of the Index includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Continuity in the level of the Index is maintained by adjusting the Divisor for all changes in the Index constituents' share capital after the base period of 1941-43 with the level of the Index as of the base period set at 10. Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of the Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the Index also require a Divisor adjustment. By adjusting the Divisor for the change in total Market Value, the level of the Index remains constant. This helps maintain the level of the Index as an accurate barometer of stock market performance and ensures that the movement of the Index does not reflect the corporate actions of individual companies in the Index. All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the Index. As noted in the preceding paragraph, some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require Divisor adjustments.

The table below summarizes the types of Index maintenance adjustments and indicates whether or not an Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines Divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in Index Market Value (i.e., the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the Index, no company removed from the Index.	No
Spin-off	Spun-off company added to the Index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The Divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in Index Market Value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the Index component stocks (the "Post-Event Aggregate Market Value"). In order that the level of the Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

Another large part of the Index maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose stocks are included in the Index. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the Index are updated as required by any changes in the number of shares outstanding and then the Index Divisor is adjusted accordingly. In addition, changes in a company's shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. If a 5% or more change causes a company's IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

License Agreement with S&P:

HSBC has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including the Securities.

The Securities are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Index to track general stock market performance. S&P's and its third party licensor's only relationship to HSBC USA Inc. is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the Index which is determined, composed and calculated by S&P or its third party licensors without regard to HSBC USA Inc. or the Securities. S&P and its third party licensors have no obligation to take the needs of HSBC USA Inc. or the owners of the Securities into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the Securities or the timing of the issuance or sale of the Securities or in the determination or calculation of the equation by which the Securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Securities.

NEITHER STANDARD & POOR'S, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. STANDARD & POOR'S, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. STANDARD & POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL STANDARD & POOR'S, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

"Standard & Poor's®", "S&P®" and "S&P 500®" are trademarks of Standard and Poor's and have been licensed for use by HSBC USA Inc.

Historical Performance of the Index

The following graph sets forth the historical performance of the Index based on the daily historical closing levels from September 28, 2000 to September 27, 2010 as reported on Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service. **The historical levels of the Index should not be taken as an indication of future performance.**



Source: Bloomberg Professional® service

The closing level of the Index on September 27, 2010 was 1,142.16.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Closing Level of the Index on the final valuation date.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Final Terms" in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the Index Ending Level. If a market disruption event exists with respect to the Index on that scheduled trading day, then the accelerated final valuation date for the Index will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will then be the fourth business day following the postponed accelerated final valuation date.

If the Securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC has agreed to sell to the Agent, and the Agent has agreed to purchase, all of the Securities at the price indicated on the cover of this pricing supplement. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. The Agent may allow a concession not in excess of the underwriting discount set forth on the cover of this pricing supplement.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the accompanying prospectus supplement.